Exhibit 99.1

For Immediate Release

TFI International Completes Previously Announced UPS Freight Acquisition

Montreal, Quebec, April 30, 2021 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that it has closed on the previously announced acquisition of UPS Freight, the less-than-truckload (LTL) and dedicated truckload (TL) divisions of United Parcel Service, Inc. (NYSE: UPS), for US$800 million on a cash-free, debt-free basis before working capital and other adjustments.  As previously stated, approximately 90% of the acquired business will operate independently within TFI International’s LTL business segment under its new name, “TForce Freight”, while acquired dedicated TL assets will join TFI’s TL business segment.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;
•	Less-Than-Truckload;
•	Truckload;
•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII.  For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com